UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Santander UK plc

File No. 001-14928 - CF#28109

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Santander UK plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 15, 2012.

Based on representations by Santander UK plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 4.1   through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Michael Seaman
        Special Counsel